Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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October 1, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Motion Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed September 22, 2021

File No. 333-257681

Ladies and Gentlemen:

On behalf of Motion Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 30, 2021, relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 3”). Captions and page references herein correspond to those set forth in Amendment No. 4 to Registration Statement on Form S-4 (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

DocGo's Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting policies and Significant Judgments and Estimates

Stock-Based Compensation, page 204

1.	Your response to the third bullet point in prior comment 3 explains that compensation expense was not appropriately recognized for certain grants issued during 2020. Please provide us with a materiality analysis under SAB Topic 1.M.

We respectfully advise the Staff that DocGo has informed the Company that it performed an analysis of the error in not recognizing compensation expense relating to certain option grants in 2020. Based on this analysis, DocGo determined that the impact of the potential adjustment was below the materiality threshold, as described in SAB Topic 1.M. DocGo has provided the following information and related materiality analysis for the Staff’s consideration:

During the first quarter of 2021, DocGo identified an error in the amount of $46,266 in unrecorded stock option compensation. The unrecorded compensation relates to grants of 204 stock options during 2020 which were not reflected in DocGo’s financial statements for the year ended December 31, 2020. The $46,266 in compensation expense for the above options was recognized in DocGo’s financial statements for the three months ended March 31, 2021.

GRAUBARD MILLER

Securities and Exchange Commission

October 1, 2021

The fair value of DocGo’s Class B Common Stock related to these options amounted to $199,729 (this number is net of the fair value of forfeited shares; the total fair value at grant date was $208,692) in 2020 (please refer to the table on Page 205 of the Registration Statement and the relevant fair value exercise prices at the grant dates).

The Black-Scholes Option Pricing Model was used to determine the fair values of the stock options based on the exercise prices of the options and other input factors, which forms the basis of the stock compensation expense in the financial statements. Per the Black-Scholes formula, the relevant compensation expense for the 204 options that should have been recognized in the 2020 financial statements amounted to $46,266.

Once the error was identified, DocGo performed an analysis to determine the materiality of the error in accordance with the requirement of ASC 250 and SAB 99. The error was analyzed for its impact on the balance sheet, statement of operations, statement of changes in stockholders’ equity and statement of cash flows.

In addition to assessing the quantitative impact of balances, DocGo considered the following qualitative factors outlined in SAB 99:

●	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The error identified above is not related to any estimates. The error related to items that were capable of precise measurement.

●	Whether the misstatement changes a loss into income or vice versa.

The error identified above did not have the impact of changing a loss into income or vice versa. Rather, it resulted in a decrease in the reported net loss for the year ended December 31, 2020 and an increase in the reported unaudited net loss for the 6 months ended June 30, 2021.

●	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The error identified above did not have a material impact on any segment or other portion of DocGo’s business identified as playing a significant role in DocGo’s operations and did not have a material impact on profitability.

●	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The error identified above does not affect DocGo’s compliance with regulatory requirements.

●	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

GRAUBARD MILLER

Securities and Exchange Commission

October 1, 2021

The error identified above did not affect DocGo’s compliance with credit agreement loan covenants.

●	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The error identified above has no effect on DocGo’s management compensation.

●	Whether the misstatement involves concealment of an unlawful transaction.

The error identified above does not involve concealment of an unlawful transaction.

Financial Statement Considerations

●	As a result of the error, there would be no impact on any assets or liabilities in DocGo’s financial statements.

●	In 2020, both Accumulated Deficit and Additional Paid in Capital would increase by $46,266, resulting in no change in total stockholders’ equity. The change in the individual accounts within stockholders’ equity is less than 1%.

●	General and Administrative expense would increase by $46,266, which is an increase of less than 1% for year ended December 31, 2020.

●	Total Net Loss and Net Loss Attributable to Shareholders of Ambulnz, Inc. and Subsidiaries would increase by $46,266 in 2020.

●	Difference is less than 1% of Net Income and Net Loss Attributable to Shareholders of Ambulnz, Inc. and Subsidiaries.

●	2020 Net Loss Per Share would increase by 51 cents, which is a change of less than 1%.

●	No impact on cash flows from operations.

●	No impact on cash flows from investing activities.

●	No impact on cash flows from financing activities.

●	No impact on working capital.

●	No impact on gross profit.

Based on the quantitative and qualitative analysis, DocGo determined that the errors were not material to the audited financials as of and for the years ended December 31, 2020.

GRAUBARD MILLER

Securities and Exchange Commission

October 1, 2021

Quantitative Assessment

The following tables present the impact of the adjustments to correct stock compensation expense for the year ended December 31, 2020:

Consolidated Statement of Operations -	December 31, 2020
	As Reported	As Corrected	% Difference
General and administrative	34,913,395	34,959,661	0%

Net loss	(14,799,212)	(14,845,478)	0%
Net loss attributable to shareholders of Ambulnz, Inc. and Subsidiaries	(14,359,944)	(14,406,210)	0%
Other comprehensive loss
Total comprehensive loss	$(14,163,599)	$(14,209,865)	0%

Net loss per unit attributable to Ambulnz, Inc. and Subsidiaries – Basic	$(158.72)	$(159.23)	0%
Net loss per unit attributable to Ambulnz, Inc. and Subsidiaries – Diluted	$(158.72)	$(159.23)	0%

Consolidated Balance Sheet -	December 31, 2020
	As Reported	As Corrected	% Difference

Additional paid-in-capital	142,346,852	142,393,118	0%
Accumulated deficit	(87,300,472)	(87,346,738)	0%

Consolidated Cashflow -	December 31, 2020
	As Reported	As Corrected	% Difference

Net loss	34,913,395	34,959,661	0%
Stock Compensation	687,072	733,338	7%
Net cash used in operating activities	(10,654,692)	(10,654,692)	0%

2.	We note your reference to the use of valuations from an independent valuation firm. To the extent you relied upon a third-party expert, disclose the name of the specialist and include a consent or clarify your reference to this third-party valuation. For additional guidance, refer to Question 233.02 of the Compliance and Disclosure Interpretations on Securities Act Rules.

The Company respectfully acknowledges the Staff’s comment and we have revised the disclosure on pages 205, 206 and 243 of the Registration Statement as requested to disclose Cronkite & Kissell LLC as the independent valuation expert and have included a consent from Cronkite & Kissell LLC.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Michael Burdiek, CEO